June 8, 1999



Board of Directors
JADE FINANCIAL CORP.
213 West Street Road
Feasterville, Pennsylvania 19053

Re:  Contribution of JADE FINANCIAL CORP. Stock to the IGA
     Charitable Foundation

Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the proposed charitable contribution by JADE FINANCIAL CORP. ("JADE") of cash and shares of the common stock of JADE (the "Stock Gift" and, together with the cash, the "Total Foundation Gift") to a private foundation to be organized by IGA Federal Savings ("IGA") and JADE under Pennsylvania law (the "Foundation"). We understand that JADE is a Pennsylvania corporation formed for the purpose of becoming a holding company for IGA in connection with the conversion of IGA from mutual to stock form.

     In providing this opinion, we have reviewed and relied upon:

          (a) the facts, representations and assumptions summarized below; and

          (b)  the Plan of Conversion of IGA adopted by IGA's
               Board of Directors on May 26, 1999 (the "Plan").

Facts

     Pursuant to the Plan, JADE will contribute to the Foundation, as a charitable contribution, cash and shares of the common stock of JADE having an aggregate value up to, but not in excess of, 5% of the total value of the shares of the common stock of JADE sold in the offerings under the Plan (the "Offerings"). It is our understanding, and we have assumed, that the percentage of JADE common stock that will be owned by the Foundation immediately after the stock gift will be less than 3.5% of the voting common stock of JADE that will be issued and outstanding immediately after the Offerings contemplated in the Plan, that there will be no other classes of the stock of JADE then issued or outstanding, and that the Foundation will be organized and classified as a private foundation under
Section 509 of the Internal Revenue Code of 1986, as amended (the
"Code").
  <PAGE 1>
     For purposes of characterizing the Total Foundation Gift as a charitable contribution, and not as a cost of the transactions contemplated by the Plan, you have represented to us, and we have assumed, that the Total Foundation Gift will be a voluntary contribution by JADE that: (a) is not (i) induced or required by any governmental or regulatory agency or authority that has jurisdiction over JADE, IGA or the transactions contemplated by the Plan, or (ii) a cost JADE or IGA will incur to obtain approval or achieve consummation of the transactions contemplated by the Plan; but, instead, (b) is motivated, solely and exclusively, to (iii) complement IGA's existing community activities, and (iv) provide funding to support the charitable purposes of JADE and IGA -- including, by way of example, community development grants, affordable housing activities, nonprofit community groups and other charitable purposes within and beyond the communities now served by IGA; and (c) will be made within 12 months following completion of the conversion and the Offerings contemplated by the Plan, provided the members of IGA approve the proposed contribution separately and independently of their approval of the Plan.

Issues

     1. Is the Total Foundation Gift deductible by JADE for federal income tax purposes and, if so, are there limits on the amount potentially allowable as a deduction in any taxable year?

     2. If the Stock Gift is deductible by JADE for federal income tax purposes, will the amount of the Stock Gift be determined by the fair market value of the stock at the time of the contribution?

Law and Analysis

     A.   Allowance of Deduction.

     Pursuant to Code Section 170, JADE will be allowed to deduct, as a charitable contribution, an amount equal to the sum of the cash and the fair market value of the Stock Gift, which together comprise the Total Foundation Gift, subject to (a) the limitations based upon JADE's taxable income, computed as adjusted and otherwise provided in Section 170(b)(2) of the Code for the taxable year of the contribution and, to the extent applicable, each of the five (5) succeeding years, and (b) the limitations on excess carryovers provided in Section 170(d)(2) of the Code. If, as expected, JADE is the parent of a consolidated group and elects to report the income and deductions of the members of the group on a consolidated federal income tax return,
<PAGE 2> the deduction for the charitable contribution of the
Total Foundation Gift will be determined on a consolidated basis, pursuant to Treasury regulations Section 1.1502-24.

     Code Section 170 provides the general rules for, and the general limitations on, the deduction of charitable contributions. Under Code Section 170(a), the fair market value of property (other than money) contributed to charity is the starting point from which the deductible amount attributable to such property is determined after the application of various limitations. In general, "fair market value" is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts. The Treasury regulations provide that if a contribution is made in property of the type which the taxpayer sells in the course of its business, the fair market value is the price the taxpayer would have received had the taxpayer sold the property in the usual market in which the taxpayer customarily sells at the time and place of the contribution, and in the case of goods in quantity, in the quantity contributed. While the Stock Gift may not be a contribution of property of the type "which the taxpayer sells in the course of its business," as contemplated by the Treasury regulations, it is possible that the Internal Revenue Service will assert, and in the event of litigation that the courts will agree, that the fair market value of the Stock Gift should be determined as if the shares were sold as a block.

     Under Code Section 170(e)(1), the amount of a charitable contribution of property (other than money) otherwise deductible is reduced by (a) the amount of gain which would not have been long term capital gain if the property contributed had been sold by the taxpayer at its fair market value determined at the time of the contribution (the "Section 170(e)(1)(A) Rule"), and
(b) the amount of gain which would have been long term capital gain if the property contributed had been sold by the taxpayer at its fair market value determined at the time of the contribution (the "Section 170(e)(1)(B) Rule"). The Section 170(e)(1)(B) Rule applies only in the case of a charitable contribution to a private foundation of the kind or class which includes the Foundation.

     After the taxpayer has determined the amount of its charitable contribution pursuant to the principles described above, the taxpayer determines the amount of the charitable contribution that will be allowable as a deduction for the year of the contribution and, if applicable, each of the five (5) succeeding taxable years, by applying the limitations set forth in Code Section 170(b)(2) and, if the taxpayer is a member of a
<PAGE 3> consolidated group that files consolidated returns for such taxable years, by applying the limitations set forth in Treasury regulation Section 1.1502-24.

     Under Code Section 170(b)(2), a corporation's total deductions for charitable contributions for any taxable year shall not exceed ". . . 10 percent of the taxpayer's taxable income computed without regard to -- (A) this section [meaning Code Section 170], (B) part VIII (except Section 248) [meaning the special deductions for corporations in Sections 241 through 247 and 249], (C) any net operating loss carryback to the taxable year under Section 172, and (D) any capital loss carryback to the taxable year under Section 1212(a)(1)" (hereinafter the "10% Limitation").

     If, as expected, JADE is a member of a consolidated group that files a consolidated return for each taxable year for which JADE is allowed to claim a charitable deduction with respect to the Total Foundation Gift, the limitations under Treasury Regulation Section 1.1502-24 will apply, and the consolidated charitable contribution deduction for a taxable year will be the lesser of (a) the aggregate of the allowable charitable contributions deductions of the members of the group (determined without regard to the 10% Limitation), plus any consolidated charitable contribution carryover to such year, and (b) 10% of the group's adjusted consolidated taxable income for such year, which, for this purpose, is the group's consolidated taxable income computed without regard to: (i) the consolidated charitable contributions deduction; (ii) the consolidated dividends-received deduction; (iii) the 100% dividends-received deduction; (iv) the consolidated Code Section 247 deduction (concerning dividends on preferred stock of public utilities); and (v) the consolidated net operating loss or net capital loss carrybacks to such year.

     If JADE or the consolidated group of which it is a member is unable to deduct the amount of the charitable contribution attributable to the Total Foundation Gift in the year of the contribution (the "Contribution Year"), JADE or the consolidated group of which it is a member, as the case may be, will be allowed to carryover the amount not deductible for the Contribution Year to each of the five (5) succeeding taxable years, in order of time, but the amount allowable as a deduction in each such succeeding year will be subject to the limitations set forth in Code Section 170(d)(2) and, if JADE is a member of a consolidated group that files consolidated returns for such years, the amount allowable as a deduction in each such succeeding year will be subject to the limitations under Treasury regulation Section 1.1502-24. <PAGE 4>

     If JADE or the consolidated group of which it is a member is subject to the alternative minimum tax on corporations, JADE or the group, as the case may be, may be required to make adjustments to its deduction for charitable contributions in computing its alternative minimum tax or alternative minimum tax credits.

     B.   Amount of the Stock Gift; The Section 170(e) Rules.

          (1)  The Section 170(e)(1)(A) Rule.  Under Code
Section 170(e)(1)(A), the amount of a charitable contribution of property (other than money) otherwise deductible is reduced by the amount of gain which would not have been long term capital gain if the property contributed had been sold by the taxpayer at its fair market value determined at the time of its contribution. While the issue is not entirely free from doubt, pursuant to the reasoning set forth in Revenue Ruling 75-348, we believe that the amount of the charitable contribution attributable to the Stock Gift should be the fair market value on the date of the gift of the stock comprising the gift, determined as described above, without reduction for any amount under the Section 170(e)(1)(A) Rule.

          In Revenue Ruling 75-348, the Internal Revenue Service held that a corporation that pledges to sell shares of its common stock at a specified price to an educational organization is entitled to a charitable contribution deduction, in the taxable year the pledge is exercised, for the excess of the fair market value of the shares over the exercise price. The Internal Revenue Service concluded that the reduction provisions in Code
Section 170(e) were not applicable to the corporation's charitable contribution that arose under the pledge agreement in Revenue Ruling 75-348, because: (a) the reduction rules of Code
Section 170(e) apply if the property contributed would have produced a "recognized gain" had the property been sold at its fair market value at the time of the contribution; and (b) Code
Section 1032 provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for its stock.

          While the facts of the transaction addressed by the Internal Revenue Service in Revenue Ruling 75-348 are distinguishable from the Stock Gift contemplated by JADE, we believe that the nonrecognition provisions of Code Section 1032 avoid any reduction in the amount of the Stock Gift under Code
Section 170(e)(1)(A).

          (2)  The Section 170(e)(1)(B) Rule.  Under Code
Section 170(e)(1)(B)(ii), in the case of a charitable <PAGE 5> contribution to a private foundation, the amount of a charitable contribution of property (other than money) otherwise deductible is reduced by the amount of gain which would have been long term capital gain if the property contributed had been sold by the taxpayer at its fair market value determined at the time of the contribution. While the issue is not entirely free from doubt, pursuant to the reasoning set forth in Revenue Ruling 75-348, described above, we believe that the amount of the charitable contribution attributable to the Stock Gift should be the fair market value on the date of the gift of the stock comprising the gift, determined as described above, without reduction for any amount under the Section 170(e)(1)(B) Rule.

              _____________________________________

     We call to your attention that in 1992, in the case known as Indopco v. Commissioner, 92-1 USTC Para. 50,113 (S. Ct. 1992), the United States Supreme Court held that certain costs incurred to facilitate a capital transaction must be capitalized (the "Indopco Rule"), and that the scope of the Court's opinion and the Indopco Rule are neither clear nor well defined under existing law. Accordingly, it is possible that the Internal Revenue Service could assert, and in the event of litigation the courts could agree, that the Total Foundation Gift should be classified as a cost incurred to facilitate the transactions contemplated by the Plan that must be capitalized and may not be deducted under Code Section 170.

     Except as set forth above, we express no other opinion as to the tax consequences of the Total Foundation Gift or the Stock Gift, or to any entity or person under federal, state, local or foreign laws. In preparing our opinion, we have considered and relied solely upon the facts and assumptions summarized above, our understanding that the transactions contemplated by the Plan will be consummated in accordance with the Plan, applicable provisions of the Code, the Treasury regulations now in effect or proposed under the Code, current interpretive rulings and practice of the Internal Revenue Service and such other authorities as we have deemed relevant, all of which are subject to change, which change may be made with retroactive effect.

     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the hearing "LEGAL AND TAX OPINIONS" in the related Prospectus. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7
<PAGE 6> of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                   Very truly yours,

                                   STEVENS & LEE

                                   /s/ Stevens & Lee  <PAGE 7>